Exhibit 1.3

CDC Corporation’s Online Gaming and Mobile Services Unit, China.com Inc., Reports Solid Growth
in Revenue and Net Profit
For the Second Quarter of 2006

Online game, Yulgang, continues its outstanding performance with quarterly revenue growth of
52% and registered users exceeding 30 million

China.com Inc.’s financial and operational highlights for the three months ended 30 June, 2006:
● Total revenue was HK$150 million (US$ 19.2 million), up 72% year-on-year
 ● Gross profit was HK$91 million (US$ 11.7 million), up 103% year-on-year
 ● Profit attributable to equity shareholders was HK$17.8 million (US$ 2.3 million), up 772% year-on-year. 25th consecutive quarter of profitability
 ● Continued to be operating cashflow positive, balance sheet position remains strong, with over HK$954 million (US$ 122.3 million) in net cash and cash equivalents
 ● Yulgang surpassed 348,000 peak concurrent users and 30 million registered users.
The online games business unit contributed HK$61 million (US$ 7.8 million) in revenues

Hong Kong, Beijing, August 11, 2006 - China.com Inc. (“China.com” or “the Company”; Hong Kong Stock Code: 8006), an online game, Mobile Value Added Services (“MVAS”) and Internet services provider operating principally in China, and a 77%-owned subsidiary of CDC Corporation (NASDAQ: CHINA), today announced its financial results for the three months ended 30 June, 2006. During the period, the Company recorded total revenue of HK$150 million (US$ 19.2 million), representing an increase of 72% over the same period last year, while gross profit was HK$91 million (US$ 11.7 million), up 103%. Profit attributable to equity shareholders was HK$17.8 million (US$ 2.3 million), up 772% from Q2 2005. This is the 25th consecutive quarter since the Company’s initial public offering in March of 2000 that the Company has shown a profit attributable to equity shareholders. Balance sheet position remained strong with net cash and interest-bearing securities at over HK$954 million (US$ 122.3 million) as of 30 June 2006.

Dr. Raymond Ch’ien, CDC Corporation’s Chairman and Chairman of the Board for China.com said, “I am pleased with the substantial progress made by the company’s online gaming and mobile services unit during the second quarter of 2006. We achieved new milestones across all key businesses within the unit, especially CDC Games, whose outstanding performance consistently exceeded our expectations. We appreciate that challenges lie ahead with the recent and imminent regulatory changes in the MVAS and online games sectors and we are committed to work even harder to offset any short term effects on performance and to continue our success in the vast and growing markets of China.”

CDC Games

CDC Games became the 100% owner of 17game, the operator of Yulgang, at the end of Q1 2006 and began full consolidation of 17game’s revenue in the second quarter. The online games business continued to deliver robust results with games revenues increasing by 52% to HK$61 million (US$ 7.8 million) in Q 2 2006.

CDC Games is one of the market leaders of online and mobile games in China as demonstrated by its strong growth momentum and financial performance. During the quarter, Yulgang, one of its latest online games, continued to deliver outstanding performance with registered users exceeding 30 million, up 36% from the previous quarter and the average concurrent players for Yulgang surpassing 242,000, up 34% from Q1.

CDC Games has delivered solid quarter-over-quarter improvements in several important operational metrics. In addition, CDC Games is exploring opportunities for additional revenue sources and has recently started to partner with the sales force of the China.com Portal to sell ads on the games portal.

Leveraging the momentum and enormous customer base generated by Yulgang, the Company plans to build a broader portfolio of games and to selectively acquire synergistic and earnings accretive gaming companies in China. Following the success of Yulgang, CDC Games has licensed two additional online games with a “free-to-play” business model. Negotiations for another game are ongoing which the Company hopes to complete by the end of Q3 2006.

The Company plans to grow organically by taking advantage of its extensive national coverage, dynamic user profile and strong registered user base while making selected acquisitions using its strong cash position. The Company will also continue to evaluate various potential means to unlock shareholders’ value which may include a potential spin-off or carve-out of CDC Games.

China.com Portal

In Q2, the Company continues to strengthen China.com portal’s position as one of the preferred websites for Chinese professionals by enhancing content in the lifestyle, career, entertainment, technology and health channels. In May, the portal launched China’s first online comic news show, “The Straight Show”, which has been very popular among Chinese Internet users. This program is also positioned to be a platform for interactive online video and delivering mobile video content.

In addition, the portal entered into a number of strategic partnerships with leading global companies such as Google and Amazon to further enhance its search capabilities, content and services during the quarter. These partnerships have also assisted the portal in monetizing its fast growing page views.

During the quarter, the portal continued to explore opportunities for synergy and cooperation with its sister companies in the CDC family. This included partnering with CDC Software to offer Software as a Service (“SaaS”) products through its robust nationwide network and leveraging its broad advertising sales force to sell advertisements for CDC Games’ portal.

“While we are encouraged by the continuing success of our existing operations, we are excited at the prospects for tremendous growth for our new products and services such as “The Straight Show” and SaaS,” said Dr. Chen Xiaowei, Chief Financial Officer of China.com.

CDC Mobile

During the quarter, the mobile services and applications business continued to attain healthy growth and a more balanced revenue mix. Total revenue increased 6% quarter on quarter fueled by the growth of 2.5G services. The Company’s wireless application protocol (“WAP”) and multimedia messaging services (“MMS”) both recorded 27% quarter on quarter revenue gains.

Executive Appointments

On 3 August, Mr. Peter Yip was re-designated as an executive director and appointed as acting chief executive officer of China.com Inc. Mr. Yip was a founder of the Company and also serves as the chief executive officer of CDC Corporation, the 77% majority shareholder of the Company.

In addition, Dr. Chen Xiaowei has been appointed as an executive director, compliance officer and authorized representative of the Company in addition to her current role as Chief Financial Officer of the Company.

- Ends –

Notes to the Reader

•	Hong Kong GAAP differs in certain significant respects from US GAAP. The financial results presented above have not been reconciled to US GAAP.

•	This press release should be read in conjunction with the announcement posted on the website of the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (www.hkgem.com).

•	For reference only: Currency exchange rate for the Hong Kong Dollar to the US Dollar: HK$7.8 = US$ 1.
        .

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA — News), please visit www.cdccorporation.net.

About China.com Inc.

China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading Online game, MVAS and Internet services company operating principally in China, and a 77%-owned subsidiary of CDC Corporation, was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Mobile

CDC Mobile is the wholly owned subsidiary of China.com Inc and is focused on providing MVAS products to subscribers in China.

About CDC Games

CDC Games Limited is focused on building a diversified mix of online game assets and strategic alliances and is a wholly owned subsidiary of China.com Inc.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of comprehensive enterprise software applications and services designed to help businesses thrive and become customer-driven market leaders. The company’s industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. CDC Software’s product suite includes Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the launch of future products and services, continued expansion and growth of our businesses, potential acquisitions, synergies between our businesses and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to continue to grow the online game Yulgang; (b) the ability to build a broader portfolio of games and selectively acquire synergistic and earnings accretive gaming companies in China; (c) the ability to realize benefits of synergies between CDC Games, the China.com portal and CDC Software; (d) the ability to attract a new group of online audience for the portal through the creation of new content; (e) the ability to leverage strategic partnerships; (f) the ability to develop and market successful Advanced Mobile Products; and (g) the effects of restructurings and rationalization of operations. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise

For further information, please contact:

Media Relations Scot McLeod CDC Corporation +1 770-351-9600 Email: scotmcleod@cdcsoftware.com	Investor Relations Craig Celek CDC Corporation +1 212-661-2160 Email: craig.celek@cdccorporation.net